FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 8, 2015

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) communicates that an extraordinary meeting of the board of directors has been convened this afternoon for the purposes of:

(i) Approving a capital increase with the exclusion of pre-emption rights for an amount of up to 7,500 million euros, which would represent, approximately, 9.9% of the share capital of Banco Santander before the capital increase. The transaction will be implemented through an accelerated book-building.

(ii) Reformulating the dividend policy of Banco Santander effective from the first dividend to be paid against the 2015 results, in order to distribute three cash dividends and a scrip dividend against such 2015 results. Each of these dividends will have an estimated amount of 5 euro cents.

After the meeting of the board of directors, complete information on the resolutions passed by it will be disclosed .

Boadilla del Monte (Madrid), January 8, 2015

These materials do not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. This document does not solicit money, securities or any other type of consideration and, if any money, securities or other type of consideration is sent in response hereto, it will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	January 8, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer